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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              PHARSIGHT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   71721Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  Page 1 of 4 pages


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---------------------------                            -------------------------
  CUSIP NO. 71721Q 10 1                13G                 PAGE 2 OF 4 PAGES
---------------------------                            -------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

     ARTHUR H. REIDEL
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                   1,247,361*
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                  0
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                  1,247,361*
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

            WITH:                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,247,361*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


* INCLUDES 321,011 SHARES ISSUABLE PURSUANT TO OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2001.

                               Page 2 of 4 pages


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ITEM 1.

          (a)  NAME OF ISSUER
               Pharsight Corporation

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               800 West El Camino Real, Suite 200
               Mountain View, CA 94040

ITEM 2.

          (a)  NAME OF PERSON FILING
               Arthur H. Reidel

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 800 West El Camino Real, Suite 200
               Mountain View, CA 94040

          (c)  CITIZENSHIP
               U.S.A.

          (d)  TITLE OF CLASS OF SECURITIES
               Common Stock

          (e)  CUSIP NUMBER
               71721Q 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) AMOUNT BENEFICIALLY OWNED: 1,247,361 (includes 321,011 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001)

          (b)  PERCENT OF CLASS: 6.7%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 1,247,361 (includes 321,011 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001)

              (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 0

              (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                    1,247,361 (includes 321,011 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001)

              (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.


                               Page 3 of 4 pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF A GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              2/13/02
                              -------------------------------------
                                             Date

                              /s/ Arthur H. Reidel
                              -------------------------------------
                                          Signature

                              ARTHUR H. REIDEL
                              -------------------------------------
                                          Name/Title







                               Page 4 of 4 pages